 Rayton_1u.htm FORM 1-U

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

April 29, 2019

(Date of Report (Date of earliest event reported))

Rayton Solar, Inc.

(Exact name of registrant as specified in its charter)

Delaware	46-4933370
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

1729 21st Street, Santa Monica, CA	90404
(Address of principal executive offices)	(ZIP Code)

(310) 458-5900

(Registrant's telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.                Other Events

Compliance With Ongoing Reporting Requirements

The Company will be unable to timely file its Form 1-K for the period ended December 31, 2018. The Company anticipates making this filing in due course

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Registrant	Rayton Solar, Inc.

Date: April 26, 2019	By:	/s/ Andrew Yakub
Andrew Yakub
Chief Executive Officer